Imperial Chemical Industries PLC
23 May 2007

Peter B Ellwood, CBE

ICI Chairman

2007 Annual General Meeting of the Shareholders

23 May 2007

I am delighted to report that 2006 — ICI’s 80th year — was a good year for your
Company. ICI has had many good years over the decades, from our origins as
Britain’s largest chemicals and explosives business, through the decades of geographic expansion and the growth of new areas of activity, from paints to pharmaceuticals. ICI commercialised Perspex and polyurethane insulation. ICI developed important medicines, from the anti-malarial drug Paludrine to life-saving beta blockers and advanced new anaesthetics. Over 80 years ICI has constantly created and manufactured products which have helped improve the quality of life, not just here in the UK, but all over the world.

A recurring theme throughout ICI’s 80 years has been change. We have constantly had to change, both to survive and to prosper. We have adapted to technological changes, to geopolitical developments, to diversification, divestment and internationalisation. Most significantly, we have adapted to our markets, modifying our structure, skills and product offerings to fit changing times and the needs of our customers.

Our current portfolio is enviable, with leading, global decorative paints and specialty adhesives, starches and polymers businesses producing a vast array of products for our customers worldwide. And 2006 was indeed a good year. Let me mention a few highlights:

• Comparable sales for the continuing Group were up 6%
* Profit before tax for the continuing Group was up 8%
* Our share price steadily increased, growing some 36% during the year, compared to an increase in the FTSE 100 index of 11%
* Our full year declared dividend was up 16%

If we look back only a few years to 2003, however, our situation was not so positive. Many of you will remember the profits warning and a crisis of confidence amongst our customers and investors. Under the leadership of John
McAdam, a turnaround strategy was developed, with direct action taken to reduce costs and bring focus to our business investment approach. We identified four clear financial targets to deliver over a four-year period against which our shareholders, employees and customers could measure our progress.

I am delighted to report that we are delivering on all four financial targets we set ourselves for 2003 through 2007, covering sales growth, trading margin expansion, improved return on capital and positive cash flow. The successful delivery of these targets confirms the success of our turn-around strategy.

ICI has emerged stronger from this challenging period and is now a more coherent set of businesses, comprising Paints, Adhesives, Specialty Polymers and Starch.
The disposals of Uniqema and Quest during the latter part of 2006 and early 2007 have not only focused our portfolio, but also have given us considerable strategic flexibility. Over the 15 month period from January 2006 to end-March
2007, we have reduced net debt by some 1 billion pounds, and at the end of
Quarter 1, 2007 we had nearly a quarter of a billion pounds net cash on our balance sheet. During the same period, we have halved our overall pension fund deficit to approximately 840 million pounds.

We have achieved a great deal in the turnaround period. But if we are to be a successful company for the 21st century, we must continue to do what ICI has always done, which is to change and adapt. As we look forward, therefore, the challenges facing ICI are to build on the achievements of the turnaround period and to develop new skills and capabilities to transform the performance of ICI.

The management team are aggressively pursuing these challenges through a transformation programme initially announced in May 2006. John McAdam will give more details of this programme, so let me just highlight its three key themes.

First, we are seeking to accelerate profitable growth. John will outline to you our Technology agenda and our commitment to grow aggressively our businesses in the developing markets of Asia, Eastern Europe and Latin America. But in addition, your Board is committed to driving the development of our core businesses through acquisitions, of which more later.

Second, something we have done well during our turnaround phase: the continued
pursuit of Operational Effectiveness. Our focus has widened from just bottom-line cost-efficiency to include making all our business processes operate more effectively, and we are committed to achieve £170 million of savings each year by 2011 from an investment of £340 million.

Third, a commitment to continue to develop a culture of sustainable improvement.
ICI has a significant track record in this area, as indicated by our membership of the Dow Jones Sustainability Index. We believe ICI’s achievements across the sustainability agenda, in employee safety and health and in the environmental arena, have been beneficial for all of our stakeholders. The challenge now is to widen that approach to create a culture of one-ICI across all our business functions, leveraging our global expertise in areas such as Finance and Human
Resources.

So we have made good progress in our turnaround years. We are therefore able to set new goals for the next stage of transforming the business, and we have created greater flexibility in our balance sheet by divesting businesses where we were not a market leader to create the opportunity to grow by acquisition in our core remaining businesses where we have many leading market positions.

When we met last year I said that we would sell Uniqema provided we could generate more shareholder value by divesting than by retaining the business. The business would have required additional investment in restructuring to ensure its cost competitiveness, especially in its commodity end. The Board reviewed our options and, given the range of opportunities that we knew existed across
ICI, we decided that our priority was to deploy our resources into those businesses which we believed could generate greater strategic and financial returns for our shareholders. Ultimately, we were very pleased with the outcome of the Uniqema sale process, which we believe generated significant strategic and financial returns for our shareholders.

During 2006 we also agreed the sale of our Flavours and Fragrance business,
Quest. The offer of 1.2 billion pounds for Quest represented very good value for
ICI’s shareholders. It was also opportune: it was well known that the flavours and fragrance industry would be consolidating imminently, and this early transaction placed Quest, only the fifth biggest player in the market, at the heart of the consolidation process and in a position where it was worth a great deal more to the industry leader, Givaudan, than it was to us. The ICI Board of
Directors reviewed this proposal fully, in line with our commitment and obligations to ICI’s shareholders, and we determined that this offer represented an outstanding opportunity to generate significant shareholder value, indeed, a great deal more than would have been the case had we retained the business.
Shareholders strongly endorsed this view, with nearly 100% of the shares voted for the Extraordinary General Meeting cast in favour of the transaction.

Together, the proceeds from the sale of these businesses have greatly strengthened our balance sheet and given us greater financial flexibility. In addition, we now have a focussed portfolio of businesses, many of which are truly world class leaders in their fields. ICI Paints is a global decorative coating business with an enviable brand portfolio, and is No.1 or No.2 in most of the markets it serves. The four businesses that make up National Starch -
Adhesives, Specialty Starch, Specialty Synthetic Polymers and Electronic
Materials — likewise typically hold No.1 and No.2 positions in their chosen markets. And as I mentioned, as part of our transformation programme, we have various efficiency programmes and strategies in hand for improved functional effectiveness to underpin the businesses’ continued leadership.

We also now have the opportunity and the financial ability to grow from our stronger base. Using the strength and flexibility of our balance sheet, we intend to make sensible and value-adding acquisitions in our existing sectors to enhance our businesses’ positions in terms of their products and technology or their geographic reach. We will not rush to buy. We will not overpay. We will only buy where we believe we can create value. We are committed to increasing both our top-line sales and our bottom-line profits, and we aim to achieve this through both organic and acquisition growth.

We do not have a particular deadline for acquisitions — which would certainly put our M&A team in a poor bargaining position with any prospective sellers.
However, your Board believes that our overall strategy, including our plans for acquisitions, is the way forward for our Group and the appropriate means to achieve our goals of increased profits and an increased return for ICI shareholders.

Finally, let me address the recent market rumours. As you may know, it is our policy not to comment on market rumours. What I will state is that your Board’s primary duty of care is to promote the success of the Company for the benefit of all of its shareholders.

I can assure you that the aim of your Board, and of everyone in ICI, is to grow the business, to drive for continued performance improvement across the Group, and not to be distracted from our course by speculation and market gossip. Our energies, our focus, and our commitment continue to be on those levers that we can control. And that is what we will do.

In closing, I would like to thank you, and all of ICI’s shareholders, for your ongoing support. The Group has had our share of challenges during the last decade, but we now have outstanding businesses and business leaders and, with a firm focus on performance, and on our relentless search for constant improvement and maximisation of shareholder value, we go forward with confidence and a commitment to merit your continued support.